UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________
FORM 11-K
 __________________________

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 001-31486
__________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Webster Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Webster Financial Corporation
200 Elm Street
Stamford, CT 06902

WEBSTER BANK RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Report of Independent Registered Public Accounting Firm
To the Retirement Plans Committee
Webster Bank Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Webster Bank Retirement Savings Plan (the "Plan") as of December 31, 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the years ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Webster Bank Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2023.
/s/ Buchbinder Tunick & Company LLP
Buchbinder Tunick & Company LLP
Little Falls, New Jersey
June 28, 2023

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Webster Bank Retirement Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Webster Bank Retirement Savings Plan (the Plan) as of December 31, 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG LLP
We served as the Plan's auditor from 2014 to 2022.
Hartford, Connecticut
June 28, 2022

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2022	2021
Assets:
Investments, at fair value:
Registered investment companies	$507,292,385	$640,723,146
Webster Financial Corporation common stock	34,594,875	41,818,719
Cash and cash equivalents	969	956
Common collective trust	25,225,484	26,810,190
Total investments, at fair value	567,113,713	709,353,011
Receivables:
Employer contributions	1,403,528	1,454,426
Participant contributions	839,442	1,096,101
Notes receivable from participants	6,168,750	6,765,038
Total receivables	8,411,720	9,315,565
Net assets available for benefits	$575,525,433	$718,668,576
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2022	2021
Additions:
Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(143,280,891)	$71,386,875
Interest	376,349	4,090
Dividends	19,464,216	30,488,352
Total investment (loss) income	(123,440,326)	101,879,317
Interest income on notes receivable from participants	310,318	371,193
Contributions:
Employer	12,319,297	13,150,786
Participant	23,401,001	23,962,489
Rollover	4,418,655	1,648,874
Total contributions	40,138,953	38,762,149
Total additions	(82,991,055)	141,012,659
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	60,068,318	73,566,704
Administrative expenses	83,770	95,762
Total deductions	60,152,088	73,662,466
Net (decrease) increase	(143,143,143)	67,350,193
Net assets available for benefits
Beginning of year	718,668,576	651,318,383
End of year	$575,525,433	$718,668,576
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The following description of the Webster Bank Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.
General
The Plan is sponsored and administered by Webster Bank, National Association (the Bank), a subsidiary of Webster Financial Corporation (the Company), and covers all eligible employees of the Bank and its subsidiaries, as well as certain subsidiaries of the Company, who are members of the controlled group. Individuals who became employees of the Bank or the Company during the first quarter of 2022 in connection with either the Sterling Bancorp merger or Bend Financial Inc. acquisition are not eligible to participate in the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. In order to be eligible to make deferral contributions to the Plan, an employee must have attained age 21. In order to be eligible to receive employer contributions under the Plan, an employee must have attained age 21 and completed one year of eligible service. The Retirement Plans Committee is responsible for the oversight of the Plan.
Contributions
Each year, participants may make pre-tax and/or post-tax Roth contributions up to 75 percent of their annual compensation through voluntary payroll deductions, subject to the Internal Revenue Service (IRS) limit of $20,500 and $19,500 for 2022 and 2021, respectively. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions, subject to the IRS limit of $6,500 for both 2022 and 2021. Participants may also contribute amounts representing distributions from other qualified plans (rollover).
The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan on a pre-tax basis after 90 days of hire, unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3 percent of eligible compensation and their contributions invested in a designated fund until changed by the participant.
The employer will make a matching contribution equal to 100 percent of a participant's deferral contribution to the extent the participant's deferral contribution does not exceed 2 percent of their annual compensation, plus 50 percent of a participant's deferral contribution to the extent the participant's deferral contribution exceeds 2 percent but does not exceed 8 percent of their annual compensation. In addition, the employer makes transition contributions that range from 1 percent to 6 percent of annual compensation to participants who were age 35 or older on January 1, 2008, were employed by the Bank on December 31, 2006, and were active participants in the Webster Bank Pension Plan on December 31, 2007.
Participant Accounts
Participants direct the investment of their contributions into various investment options offered by the Plan, one of which includes Webster Financial Corporation common stock. Participants may change their investment options at any time. Each participant's account is credited with the participant's contributions and employer's contributions, as well as allocations of Plan earnings. Allocations are based on account balances and participant earnings, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their deferral, rollover, and qualified non-elective contributions, plus actual earnings and losses thereon. Vesting in the employer's matching contribution is based on years of service. A participant is fully vested after two years of vesting service. If a participant's employment is terminated prior to attaining two years of vesting service, amounts previously contributed by the employer, plus actual earnings and losses thereon, are forfeited.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior 12-month period) or 50 percent of their vested account balance. No more than one loan can be outstanding at any time. The loan interest rate is equal to the prime rate plus 1 percent, or such other reasonable rate of interest determined by the plan administrator. Each loan is secured by a pledge of the vested portion of the participant's account balance and is required to be repaid within 5 years or less, or up to 15 years if the loan is for the purchase of a primary residence. Principal and interest are paid by the participant through payroll deductions. If a participant ceases to make loan repayments in a timely manner, and the plan administrator deems the loan to be in default, the outstanding loan balance is considered a distribution and a benefit payment is recorded. Any required loan application processing fees, as well as an annual loan administrative fee, are deducted from the participant's account.
Payment of Benefits
On termination of service, retirement, death, or disability, a participant may elect to receive all or a portion of their vested account balance either in a single lump-sum or in installments over a period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. Terminated vested participants with account balances less than or equal to $1,000 are subject to the Plan's maximum cash-out provision. In-service withdrawals are permitted at the request of the participant upon having attained age 59-1/2 or in the event of financial hardship, as defined by the Plan, subject to the participant having exhausted all non-taxable loan options and available distributions prior to the request. Distributions from a participant's rollover contributions are allowed at any time.
Forfeited Accounts
Amounts forfeited during the plan year are first used to reinstate previously forfeited amounts of certain rehired employees, then to pay Plan expenses, and lastly to reduce employer contributions.
For the years ended December 31, 2022, and 2021, forfeited amounts of $173,538 and $104,939, respectively, were used to reduce employer contributions. No forfeitures were used to reinstate rehired employee accounts or to pay Plan expenses for the years ended December 31, 2022, and 2021. At December 31, 2022, and 2021, the remaining forfeited non-vested accounts totaled $47,194 and $49,818, respectively.
Plan Amendments
Effective July 1, 2021, the Plan was amended to allow participants to elect to receive benefit payments in installments based on either a fixed percentage or the participant's life expectancy, in addition to the pre-existing equal annual or more frequent installment options.
Retirement Plan Provisions Under the Secure 2.0 Act of 2022
On December 29, 2022, President Biden signed into law the Consolidated Appropriations Act of 2023, which included a package of retirement provisions referred to as the Secure 2.0 Act of 2022 (SECURE 2.0). SECURE 2.0 builds upon the Setting Every Community Up for Retirement Enhancement Act of 2019, and includes reforms that seek to expand retirement coverage and savings. The new law includes required and optional changes that are applicable to both ERISA and non-ERISA plans with effective dates varying across the provisions.
Effective January 1, 2023, the required minimum distribution age was increased from 72 to 73 in connection with SECURE 2.0 legislation. This provision was operationalized immediately prior to amending the Plan document as permitted under the law, which allows for an extended period before formal plan amendments need to be adopted to reflect the SECURE 2.0 changes.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The plan administrator determines the Plan's valuation policies using information provided by the investment advisor and custodian. Refer to Note 3: Fair Value Measurements for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded for the years ended December 31, 2022, and 2021.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
The Plan's expenses are paid by either the Plan or the Bank, as provided by the plan document. Expenses that are paid directly by the Bank are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying Statements of Changes in Net Assets Available for Benefits. In addition, certain investment related expenses are included in net (depreciation) appreciation of fair value of investments.
3. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820, Fair Value Measurement, are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement. This includes certain pricing models and other similar techniques that require significant management judgment or estimation.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2022, and 2021.
Registered Investment Companies: Registered investment companies are valued at the daily closing price as reported by the fund. Registered investment companies held by the Plan are quoted in an active market (Level 1).

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Webster Financial Corporation Common Stock: The Company's common stock is valued at the closing price reported on the New York Stock Exchange (Level 1).
Cash and Cash Equivalents: Cash and cash equivalents are recorded at cost plus accrued interest (Level 1).
Common Collective Trust: The common collective trust is valued based on the net asset value as reported by the trustee of the fund. The underlying holdings of the fund primarily comprise fixed-income debt securities, wrap contracts, and open-end mutual funds, which are valued using quoted market prices in active markets or observable inputs for similar assets (Level 2).
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value:

	At December 31, 2022
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Equity mutual funds	$481,740,287	$—	$—	$481,740,287
Money market funds	25,552,098	—	—	25,552,098
Webster Financial Corporation common stock	34,594,875	—	—	34,594,875
Cash and cash equivalents	969	—	—	969
Common collective trust	—	25,225,484	—	25,225,484
Total investments	$541,888,229	$25,225,484	$—	$567,113,713

	At December 31, 2021
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Equity mutual funds	$615,034,746	$—	$—	$615,034,746
Money market funds	25,688,400	—	—	25,688,400
Webster Financial Corporation common stock	41,818,719	—	—	41,818,719
Cash and cash equivalents	956	—	—	956
Common collective trust	—	26,810,190	—	26,810,190
Total investments	$682,542,821	$26,810,190	$—	$709,353,011
4. Related Party and Party-in-Interest Transactions
Certain Plan investments are managed by Fidelity Investments, the trustee and recordkeeper for the Plan. These transactions qualify as party-in-interest transactions under ERISA.
Fidelity Investments provides certain administrative services to the Plan pursuant to a master services agreement between the Bank and Fidelity Investments. Fidelity Investments receives revenue from mutual fund service providers for services Fidelity Investments provides to the funds. This revenue is used to offset certain amounts owed to Fidelity Investments for its administrative services to the Plan.
If the revenue received by Fidelity Investments from such mutual fund service providers exceeds the amount owed under the master services agreement, the amounts equal to such excess revenue are allocated to eligible participant accounts and applied to pay Plan administrative expenses. Net fees paid directly by the Plan to Fidelity Investments for administrative expenses totaled $83,770 and $95,762 for the years ended December 31, 2022, and 2021, respectively.
The Plan invests in Webster Financial Corporation common stock. At December 31, 2022, and 2021, the Plan held 730,682 and 748,822 shares of the Company's common stock, respectively, valued at $34,594,875 and $41,818,719, respectively. For the years ended December 31, 2022, and 2021, the Plan recorded dividends from the Company's common stock totaling $1,075,473 and $1,145,060, respectively.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
5. Plan Termination
Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their employer contributions and have a non-forfeitable interest in their account balances. After providing for the expenses of the Plan, any remaining assets would then be allocated by the Office of the Chairman, which is appointed by the Bank's Board of Directors.
6. Tax Status
The Plan has received a favorable tax determination letter from the IRS dated January 9, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Both the plan administrator and the Plan's counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Code so that the Plan is qualified and the related trust is tax-exempt. Although the Bank is not currently aware of any source of action or series of events that have occurred that would adversely affect the qualified status of the Plan, management has indicated that it would take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code in the event a non-compliance matter is identified.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, and 2021, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Risks and Uncertainties
The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
8. Subsequent Events
The plan administrator has evaluated subsequent events from the date of these financial statements and supplemental schedule, through the date of issuance of this report, and determined that no significant events were identified requiring recognition or disclosure.

WEBSTER BANK RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

Plan Sponsor:    Webster Bank, National Association
Employer Identification Number:    06-0273620
Plan Number:    003

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Registered investment companies:
	Janus Henderson Triton Fund Class I	581,807	shares	**	$14,347,350
	PIMCO Total Return Fund Institutional Class	1,767,437	shares	**	14,952,521
	Victory Sycamore Small Company Opportunity Fund Class R6	78,569	shares	**	3,636,967
	The Hartford World Bond Fund Class R6	194,967	shares	**	1,955,521
	Dodge & Cox Stock Fund Class I	74,373	shares	**	16,042,943
	Vanguard Total Bond Market Index Fund Admiral Shares	682,411	shares	**	6,469,257
	Dodge & Cox International Stock Fund Class I	103,508	shares	**	4,462,244
	MFS Mid Cap Value Fund Class R6	165,951	shares	**	4,666,541
	American Funds Capital World Growth & Income Fund Class R6	151,525	shares	**	7,812,614
	American Funds Washington Mutual Investors Fund Class R6	339,206	shares	**	17,642,110
	American Funds The Growth Fund of America Class R6	639,625	shares	**	31,667,833
	Vanguard Target Retirement Income Fund	605,348	shares	**	7,409,455
	Vanguard Target Retirement 2020 Fund	662,819	shares	**	16,809,092
	Vanguard Target Retirement 2025 Fund	2,037,029	shares	**	33,977,642
	Vanguard Target Retirement 2030 Fund	1,069,545	shares	**	33,551,631
	Vanguard Target Retirement 2035 Fund	1,500,707	shares	**	29,038,687
	Vanguard Target Retirement 2040 Fund	558,500	shares	**	18,989,004
	Vanguard Target Retirement 2045 Fund	770,336	shares	**	17,579,072
	Vanguard Target Retirement 2050 Fund	440,240	shares	**	16,641,065
	Vanguard Target Retirement 2055 Fund	239,078	shares	**	10,081,934
	Vanguard Target Retirement 2060 Fund	93,336	shares	**	3,624,252
	Vanguard Target Retirement 2065 Fund	29,687	shares	**	755,237
*	Fidelity Government Money Market Fund	2,388	shares	**	2,388
*	Fidelity Investments Money Market Treasury Only Portfolio Class I	25,549,710	shares	**	25,549,710
*	Fidelity Balanced Fund Class K	950,711	shares	**	21,790,298
*	Fidelity Diversified International Fund Class K	402,380	shares	**	14,634,574
*	Fidelity Mid-Cap Stock Fund Class K	791,338	shares	**	29,675,171
*	Fidelity 500 Index Fund	296,068	shares	**	39,412,599
*	Fidelity International Index Fund	83,275	shares	**	3,430,077
*	Fidelity Extended Market Index Fund	59,148	shares	**	3,727,523
*	Fidelity Growth Company K6 Fund	3,700,914	shares	**	56,957,073
	Total registered investment companies				507,292,385
	Common stock:
*	Webster Financial Corporation	730,682	shares	**	34,594,875
	Cash and cash equivalents:
*	Fidelity BrokerageLink			**	969
	Common collective trust:
*	Fidelity Managed Income Portfolio II Class I	27,105,333	units	**	25,225,484
	Notes receivable from participants:
*	Notes receivable from participants	Varying maturity dates with interest rates ranging from 3.25% to 9.00%		**	6,168,750
	Total investments and notes receivable from participants				$573,282,463
*Party-in-interest, as defined by ERISA.
**All investments are participant-directed. Therefore, disclosure of cost information is not required.
See Report of Independent Registered Public Accounting Firm

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm (Buchbinder Tunick & Company LLP)
23.2	Consent of Independent Registered Public Accounting Firm (KPMG LLP)

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEBSTER BANK
RETIREMENT SAVINGS PLAN

Date:	June 28, 2023	By:	/s/ Glenn I. MacInnes
Glenn I. MacInnes
Executive Vice President and Chief Financial Officer
Chair of the Retirement Plans Committee

Date:	June 28, 2023	By:	/s/ Albert J. Wang
Albert J. Wang
Executive Vice President and Chief Accounting Officer
Member of the Retirement Plans Committee

Date:	June 28, 2023	By:	/s/ Javier L. Evans
Javier L. Evans
Chief Human Resources Officer and Plan Administrator
Member of the Retirement Plans Committee